Triad Guaranty Inc.
                            101 South Stratford Road
                             Winston-Salem, NC 27104



                                January 18, 2007


Ms. Kei Ino
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Triad Guaranty Inc.
         Form 10-K for the Year Ended December 31, 2005
         File No. 000-22342

Dear Ms. Ino:

     Thank you for your reply to my voicemail this morning. As I mentioned in my initial message, we are in the process of closing out 2006 and the results for the year will include information relevant to incorporate in our response you letter. We are currently scheduled to release earnings on January 25 and need to complete our work related to the year-end financial results prior to finalizing our response. Therefore we are requesting that the deadline for our response be extended to no later than January 31st.

     Based on your voice mail I understand the extension is acceptable; but if you have any concerns please contact me at 336-723-1282. Thank you for your consideration on this matter.


         Sincerely,


         /s/Kenneth W. Jones
         Kenneth W. Jones
         Senior Vice President
         and Chief Financial Officer